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SECURITIES ... ON
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MAY 06 2003

# ANNUAL AUDITED REPORT
# FORM X-17A-5 (A)
# PART III

| SEC FILE NUMBER |
|---|
| 8- 51385 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bergen Capital, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 Terrace Ave. 3rd Floor
(No. and Street)

Hasbrouck Heights (City), NJ (State) 07604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Norman Wetmore (201) 462-0338 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Jeffrey, CPA
(Name – *if individual, state last, first, middle name*)

61 Berdan Ave (Address) Wayne (City) NJ (State) 07470 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 02 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

**OATH OR AFFIRMATION**

I, Norman Wetmore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bergen Capital, Inc, as of 12/31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# BERGEN CAPITAL, INC.

## Financial Statements

## December 31, 2002

**BERGEN CAPITAL, INC.**
**Financial Statements**
**December 31, 2002**

---

## CONTENTS

**ROBERT G. JEFFREY**
CERTIFIED PUBLIC ACCOUNTANT
**61 BERDAN AVENUE**
**WAYNE, NEW JERSEY 07470**

LICENSED TO PRACTICE
IN NEW YORK AND NEW JERSEY
MEMBER OF AICPA
PRIVATE COMPANIES PRACTICE SECTION

TEL: 973-628-0022
FAX: 973-696-9002
E-MAIL: rgjcpa@erols.com

Independent Auditor's Report

Board of Directors
Bergen Capital, Inc.

I have audited the accompanying statement of financial condition of Bergen Capital, Inc. as of December 31, 2002, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for this opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bergen Capital, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert G Jeffrey

Wayne, New Jersey
February 28, 2003

**BERGEN CAPITAL, INC.**
**Statement of Financial Condition**
**December 31, 2002**

## ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 530,223 |
| Deposit with clearing broker | 50,000 |
| Proprietary trading account with clearing broker | 1,368,659 |
| Secured demand notes receivable | 268,000 |
| Securities inventory | 3,775,599 |
| Employee advances | 110,719 |
| Miscellaneous receivables | 12,500 |
| Stockholder advances | 18,500 |
| Prepaid expenses | 42,078 |
| Lease security deposits | 34,099 |
| Fixed assets, at cost, less $95,593 of accumulated depreciation | 31,945 |
| Leasehold improvements, at cost, less $134 of accumulated depreciation | 1,286 |
| Start up cost, net of amortization | 694 |
| **Total Assets** | $6,244,302 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| Liabilities: | |
| Accounts payable | $ 85,019 |
| Amount due to clearing broker for security purchases | 3,629,724 |
| Accrued commissions | 1,638,425 |
| Payroll taxes payable | 3,211 |
| Other liabilities | 6,824 |
| | 5,363,203 |
| Liabilities subordinated to claims of general creditors | 268,000 |
| Stockholders' Equity: | |
| Common stock, no par value: 2,500 shares authorized; 2,005 shares issued and outstanding | 100,000 |
| Additional paid in capital | 110,250 |
| Retained earnings | 402,849 |
| Total stockholders' equity | 613,099 |
| **Total Liabilities and Stockholders' Equity** | $6,244,302 |

The accompanying notes are an integral part of these financial statements.

**BERGEN CAPITAL, INC.**
**Statement of Income**
**For the Year Ended December 31, 2002**

| | |
|---|---|
| Revenue: | |
| Profit on underwriting | $ 797,862 |
| Profit on firm trading | 6,716,580 |
| Commissions | 22,015 |
| Unrealized profit on firm trading | 142,575 |
| Interest income | 7 |
| Total Revenue | 7,679,039 |
| Expenses: | |
| Salaries and wages | 958,478 |
| Officer salaries | 702,453 |
| Sales commissions | 3,946,744 |
| Payroll taxes | 212,062 |
| Employee benefits | 136,816 |
| Ticket charges | 284,519 |
| Rent | 181,026 |
| Office supplies and postage | 217,589 |
| Professional fees | 116,117 |
| Travel and entertainment | 222,429 |
| Telephone | 88,755 |
| Subscriptions to financial services | 70,070 |
| Cost of registrations | 59,433 |
| Equipment rental | 24,563 |
| Interest expense | 69,903 |
| Insurance | 19,015 |
| State business tax | 6,850 |
| Depreciation and amortization | 40,334 |
| Total Expenses | 7,357,156 |
| Net Income | $ 321,883 |

The accompanying notes are an integral part of these financial statements

**BERGEN CAPITAL, INC.**
**Statement of Changes in Stockholders' Equity**
**For the Year Ended December 31, 2002**

| | Shares Outstanding | Common Stock | Additional Paid-In Capital | Retained Earnings | Stockholder's Equity |
|---|---|---|---|---|---|
| Balances, January 1, 2002 | 2,005 | $100,000 | $110,250 | $200,966 | $411,216 |
| Net income | | | | 321,883 | 321,883 |
| Dividends paid | | | | (120,000) | (120,000) |
| Balance, December 31, 2002 | 2,005 | $100,000 | $110,250 | $402,849 | $613,099 |

The accompanying notes are an integral part of these financial statements.

**BERGEN CAPITAL, INC.**
**Statement of Cash Flows**
**For the Year Ended December 31, 2002**

| | |
|---|---|
| Cash Flows from Operating Activities: | |
| Net income | $ 321,883 |
| Charges and credits not involving the receipt or expenditure of cash: | |
| Depreciation and amortization | 40,334 |
| Reduction in unrealized profit on firm trading | (85,853) |
| Changes in assets and liabilities: | |
| Increase in amount due to clearing broker for security purchases | 2,779,068 |
| Increase in accrued commissions | 1,135,099 |
| Increase in accounts payable | 40,011 |
| Increase in other liabilities | 5,927 |
| Increase in securities inventory, at cost | (2,779,068) |
| Increase in proprietary trading accounts | (961,353) |
| Increase in stockholder and employee advances | (81,042) |
| Increase in prepaid expenses | (13,857) |
| Increase in lease security deposits | (11,222) |
| Decrease in payroll taxes payable | (1,391) |
| Net cash provided by operating activities | 388,536 |
| Cash Flows from Investing Activities: | |
| Purchases of office furniture, computer equipment and other fixed assets | (35,891) |
| Net cash consumed by investing activities | (35,891) |
| Cash Flows from Financing Activities: | |
| Dividends paid | (120,000) |
| Net cash consumed by financing activities | (120,000) |
| Net increase in cash | 232,645 |
| Cash balance, January 1, 2002 | 297,578 |
| Cash balance, December 31, 2002 | $ 530,223 |

The accompanying notes are an integral part of these financial statements.

**BERGEN CAPITAL, INC.**
**Statement of Changes in**
**Liabilities Subordinated to Claims of General Creditors**
**For the Year Ended December 31, 2002**

| | |
|---|---|
| Subordinated borrowings at January 1, 2002 | $316,000 |
| Redemption of subordinated borrowings | 48,000 |
| Subordinated borrowings at December 31, 2002 | $268,000 |

The accompanying notes an integral part of these financial statements.

## II. RELATED PARTY TRANSACTIONS

Included among the secured demand notes receivable and the liabilities subordinated to claims of general creditors is a $60,000 item from a corporate officer. See Note IV for a more complete explanation of these transactions. In addition, the Company has made advances to three officers, who are also stockholders, which totaled $18,500 at December 31, 2002.

## III. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2002, the Company had net capital which was adequate to satisfy both requirements.

## IV. SUBORDINATED LIABILITIES

The Company has three non-interest bearing demand notes receivable, totaling $268,000, each of which is collateralized by cash and securities which exceed the face amount of the applicable note. These notes were arranged to provide additional capital for the Company. Under this arrangement, the demand notes and the collateral will be returned to the note makers as follows: to one note maker, of $60,000, on April 30, 2003; to another note maker, of $168,000, on October 30, 2004; and to the third note maker, of $40,000, on May 31, 2005. The obligation of the Company to return the notes and collateral is subordinate to all of its other liabilities. This obligation has been reported on the financial statements as liabilities subordinated to the claims of general creditors. These arrangements have been found to be acceptable by the NASD.

## V. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker which carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event the customer and/or clearing broker is unable to fulfill its obligations.

In order to control this risk, security positions are monitored on at least a daily basis. Should the Company find it necessary to sell such a security in a volatile market, however, it may not be able to realize the full carrying value of the security due to the significance of the positions sold.

The Company does not maintain margin securities.

VI. RENTALS UNDER OPERATING LEASES:

The Company conducts its operations from leased office facilities in New Jersey and Georgia under noncancelable operating leases which expire March 31, 2006 in the case of New Jersey and June 30, 2004 in the case of Georgia. In addition, the Company leases furniture and office equipment under operating leases that expire over the next five years. Rent expense totaled $205,589 during 2002.

The following is a schedule of future minimum rental payments required under the above operating leases as of December 31, 2002.

| Year ending December 31, | Amount |
|---|---|
| 2003 | $205,153 |
| 2004 | 171,596 |
| 2005 | 135,893 |
| 2006 | 39,565 |
| 2007 | 5,867 |
| | $558,074 |

VII. SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION

Interest and income taxes paid during this period totaled $69,903 and $450, respectively.

Liabilities subordinated to claims of general creditors decreased during 2002 by $48,000, which did not involve the receipt or disbursement of cash.

There were no noncash investing activities during the year 2002.

Schedule I

**BERGEN CAPITAL, INC.**
**Computation of Net Capital Under Rule 15c3-1**
**of the Securities and Exchange Commission**
**as of December 31, 2002**

NET CAPITAL

| | | |
|---|---|---|
| Total stockholder's equity | | $ 613,099 |
| Add, allowable subordinated liabilities | | 268,000 |
| | | 881,099 |
| Deduct, non-allowable assets: | | |
| Prepaid expenses | $ 42,078 | |
| Employee and stockholder advances | 70,847 | |
| Fixed assets | 33,231 | |
| Lease security deposits | 34,099 | |
| Miscellaneous receivables | 12,500 | |
| Other assets | 6,468 | |
| Total deductions | | 199,223 |
| Net capital before haircuts on securities positions | | 681,876 |
| Haircuts on securities: | | |
| State and municipal government obligations | | 318,355 |
| Net Capital | | $ 363,521 |

AGGREGATE INDEBTEDNESS

| | |
|---|---|
| Accounts payable | $ 85,019 |
| Accrued commissions | 1,638,425 |
| Payroll taxes payable | 3,211 |
| Other liabilities | 6,824 |
| Total Aggregate Indebtedness | $1,733,479 |

| | |
|---|---|
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | 4.769 to 1 |

Schedule I (cont.)

## RECONCILIATION WITH COMPANY COMPUTATION

| | |
|---|---|
| Net Capital: | |
| Net capital, as reported on Company Part IIA (Unaudited) FOCUS report | $ 363,521 |
| Net Capital, per above | $ 363,521 |
| Aggregate Indebtedness: | |
| Aggregate Indebtedness, as reported on Company Part IIA (Unaudited) FOCUS report | $1,733,479 |
| Total Aggregate Indebtedness, per above | $1,733,479 |